FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

News Release dated April 12, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: April 12, 2005

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

April 12, 2005

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

News Release dated April 12, 2005

cc:

At The Company:

At The Investor Relations Company, Chicago:

Daryl Hixt, Corporate Communication

Mike Arneth or Woody Wallace

604-273-5173 ext 121

847-296-4200

ir@amshomecare.com

marneth@tirc.com or wwallace@tirc.com

www.amshomecare.com

FOR IMMEDIATE RELEASE

FIRST AMS HOMECARE RETAIL STORE NAMED “65-PLUS”

  Scheduled for June opening

  To serve elder and disabled market

VANCOUVER, British Columbia, April 12, 2005—AMS Homecare Inc. (OTCBB: AHCKF) today announced it has named its first retail store focused on serving the elderly and disabled “65 Plus.”    The name was selected to reflect the nature of the clientele it expects to serve and the type of products it will offer.  The store will be located in Bellevue, Washington.

The new store is expected to open in June 2005, the company said.  AMS Homecare has assumed the lease on the location and is renovating and preparing the space.  It will include a pharmacy, durable medical equipment, respiratory supplies, hearing aids, and other specialized products for the elderly or disabled.  The store will include a consulting room to ensure client privacy.

“We believe the elderly and disabled represent an underserved market.  There is no single location at which they can find all the products they need to maintain their mobility and quality of life.  We are bringing together those products in a store that offers a convenient and dignified setting.  The 65 Plus store will provide a new departure in service to this growing segment of the population,” said AMS Homecare CEO Harj Gill.

Gill noted that the Bellevue store is a first step in establishing what AMS anticipates will become a network of 65 Plus stores throughout the United States.

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that is recognized for its innovation, quality and style. With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at

http://www.amshomecare.com.

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.